UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Titan Holding Group, Inc.

 (Name of Issuer)

Common Stock ($0.0000001 par value)

(Title of Class of Securities)

888299104

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888299104
(1)	NAME OF REPORTING PERSON: Andrew D. Grant I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) []
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS IN
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,000,000 (60.0%)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 6,000,000
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0%
(14)	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

Common Stock, par value $0.0000001

Titan Holding Group, Inc. (the Issuer) maintains its principal executive offices at 123 W. 1st Street, Suite 675, Casper Wyoming 82601.

Item 2. Identity and Background

(a)

Andrew D. Grant.

(b)

123 W. 1st Street, Suite 675, Casper Wyoming 82601.

(c)

Mr. Grant is the President, Secretary, Treasurer and a director for Titan Holding Group, Inc., which maintains its principal offices at the above address.

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

United Kingdom.

Item 3. Source and Amount of funds or Other Consideration

On September 21, 2011, in a private equity transaction, Mr. Grant acquired the 6,000,000 shares that are the subject of this Schedule 13D from Lanham and Lanham, LLC. The purchase price was $50,000.00 or $0.008 per share. Mr. Grant utilized his own funds for the purchase.

Item 4.  Purpose of Transaction

Andrew D. Grant acquired the 6,000,000 shares of Company common stock in a private equity transaction to facilitate and provide for future liquidity.  Mr. Grant has not formulated any plans or proposals that would require disclosure under sub-paragraphs (a)-(j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)

6,000,000;   60.0%

(b)

6,000,000;   60.0%

(c)

None, except for the transaction described in this filing.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2011

Date

/s/:  Andrew D. Grant

Andrew D. Grant

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